Exhibit 99.1

News Release #42/2012
2012-08-24

Baja Mining Reports Waiver to Standstill Agreement

Vancouver, August 24, 2012 – Baja Mining Corp. (“Baja”) (TSX: BAJ - OTCQX: BAJFF) today announced that the lenders to its 70% owned subsidiary, Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”) have agreed to a waiver to the second standstill agreement (as described in Baja’s news release of August 7, 2012).

The new standstill agreement requires the Korean Consortium to complete Stage I financing by August 27, 2012.

The Korean Consortium has advanced approximately US$73.5 million of the total US$90 million of Stage I financing, which is sufficient to trigger the reduction in Baja’s interest in MMB from 70% to 49% (as described in Baja’s news release of July 26, 2012). However the formalities required to transfer the shares and transfer control have not yet been completed.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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